# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DSC Holdings Ltd., CIK 0001966041
CUSIP: G2851N108
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: No. 2 Wangjiang North Road, Room 148, Zhongshan Community, Baiyun Street, Jinhua City, China (F4), 322103
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001847582

## Reporting persons
- TMT General Partner Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 94,171,764; shared voting power 0; sole dispositive power 94,171,764; shared dispositive power 0; aggregate amount beneficially owned 94,171,764 (14.1% of the class)
  Comment: (1) For rows 5, 7 and 9: represents (i) 63,860,687 Class A ordinary shares held by Morningside China TMT Fund II, L.P., an exempted limited partnership organized under the laws of Cayman Islands; (ii) 4,409,420 Class A ordinary shares held by Morningside China TMT Top Up Fund, L.P., an exempted limited partnership organized under the laws of Cayman Islands; and (iii) 25,901,657 Class A ordinary shares held by MSVC SPF I, L.P., an exempted limited partnership established under the laws of Cayman Islands. Each of Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. is controlled by Morningside China TMT GP II, L.P., their general partner. Morningside China TMT GP II, L.P. is controlled by TMT General Partner Ltd., its general partner. MSVC SPF I, L.P. is controlled by MSVC SPF I GP, L.P., its general partner. MSVC SPF I GP, L.P. is controlled by TMT General Partner Ltd., its general partner.
  
  TMT General Partner Ltd. is controlled by its board consisting of three individuals, including Jianming Shi, Qin Liu and Gerald Lokchung Chan, who have the voting and dispositive powers over the shares held by Morningside China TMT Fund II, L.P., Morningside China TMT Top Up Fund. L.P. and MSVC SPF I, L.P.
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on a total of 670,157,244 Class A ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering of the Issuer, assuming that the underwriters do not exercise their option to purchase additional ADSs as the case may be, as reported in the registrant's prospectus on Form 424B4 filed with the Securities Exchange Commission on June 26, 2026.
- Morningside China TMT GP II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 68,270,107; shared voting power 0; sole dispositive power 68,270,107; shared dispositive power 0; aggregate amount beneficially owned 68,270,107 (10.2% of the class)
  Comment: (1) For rows 5, 7 and 9: represents (i) 63,860,687 Class A ordinary shares held by Morningside China TMT Fund II, L.P., an exempted limited partnership organized under the laws of Cayman Islands and (ii) 4,409,420 Class A ordinary shares held by Morningside China TMT Top Up Fund, L.P., an exempted limited partnership organized under the laws of Cayman Islands. Each of Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. is controlled by Morningside China TMT GP II, L.P., their general partner. Morningside China TMT GP II, L.P. is controlled by TMT General Partner Ltd., its general partner.
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on a total of 670,157,244 Class A ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering of the Issuer, assuming that the underwriters do not exercise their option to purchase additional ADSs as the case may be, as reported in the registrant's prospectus on Form 424B4 filed with the Securities Exchange Commission on June 26, 2026.
- Morningside China TMT Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 63,860,687; shared voting power 0; sole dispositive power 63,860,687; shared dispositive power 0; aggregate amount beneficially owned 63,860,687 (9.5% of the class)
  Comment: (1) For rows 5, 7 and 9: represents 63,860,687 Class A ordinary shares held by Morningside China TMT Fund II, L.P., an exempted limited partnership organized under the laws of Cayman Islands. Morningside China TMT Fund II, L.P. is controlled by Morningside China TMT GP II, L.P., its general partner. Morningside China TMT GP II, L.P. is controlled by TMT General Partner Ltd., its general partner.
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on a total of 670,157,244 Class A ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering of the Issuer, assuming that the underwriters do not exercise their option to purchase additional ADSs as the case may be, as reported in the registrant's prospectus on Form 424B4 filed with the Securities Exchange Commission on June 26, 2026.
- Morningside China TMT Top Up Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 4,409,420; shared voting power 0; sole dispositive power 4,409,420; shared dispositive power 0; aggregate amount beneficially owned 4,409,420 (0.7% of the class)
  Comment: (1) For rows 5, 7 and 9: represents 4,409,420 Class A ordinary shares held by Morningside China TMT Top Up Fund, L.P., an exempted limited partnership organized under the laws of Cayman Islands. Morningside China TMT Top Up Fund, L.P. is controlled by Morningside China TMT GP II, L.P., its general partner. Morningside China TMT GP II, L.P. is controlled by TMT General Partner Ltd., its general partner.
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on a total of 670,157,244 Class A ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering of the Issuer, assuming that the underwriters do not exercise their option to purchase additional ADSs as the case may be, as reported in the registrant's prospectus on Form 424B4 filed with the Securities Exchange Commission on June 26, 2026.
- MSVC SPF I GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 25,901,657; shared voting power 0; sole dispositive power 25,901,657; shared dispositive power 0; aggregate amount beneficially owned 25,901,657 (3.9% of the class)
  Comment: (1) For rows 5, 7 and 9: represents 25,901,657 Class A ordinary shares held by MSVC SPF I, L.P., an exempted limited partnership organized under the laws of Cayman Islands. MSVC SPF I, L.P. is controlled by MSVC SPF I GP, L.P., its general partner. MSVC SPF I GP, L.P. is controlled by TMT General Partner Ltd., its general partner.
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on a total of 670,157,244 Class A ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering of the Issuer, assuming that the underwriters do not exercise their option to purchase additional ADSs as the case may be, as reported in the registrant's prospectus on Form 424B4 filed with the Securities Exchange Commission on June 26, 2026.
- MSVC SPF I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 25,901,657; shared voting power 0; sole dispositive power 25,901,657; shared dispositive power 0; aggregate amount beneficially owned 25,901,657 (3.9% of the class)
  Comment: (1) For rows 5, 7 and 9: represents 25,901,657 Class A ordinary shares held by MSVC SPF I, L.P., an exempted limited partnership organized under the laws of Cayman Islands. MSVC SPF I, L.P. is controlled by MSVC SPF I GP, L.P., its general partner. MSVC SPF I GP, L.P. is controlled by TMT General Partner Ltd., its general partner.
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on a total of 670,157,244 Class A ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering of the Issuer, assuming that the underwriters do not exercise their option to purchase additional ADSs as the case may be, as reported in the registrant's prospectus on Form 424B4 filed with the Securities Exchange Commission on June 26, 2026.

## Item 1. Issuer
Name of issuer: DSC Holdings Ltd.
Address of issuer's principal executive offices: No. 2 Wangjiang North Road, Room 148, Zhongshan Community, Baiyun Street, Jinhua City, F4 322103

## Item 2. Person Filing
Name of person filing:
Each of the followings is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(1) TMT General Partner Ltd.
(2) Morningside China TMT GP II, L.P.
(3) Morningside China TMT Fund II, L.P.
(4) Morningside China TMT Top Up Fund, L.P.
(5) MSVC SPF I GP, L.P.
(6) MSVC SPF I, L.P.
Address of principal business office or, if none, residence: The business address of each of the Reporting Person is c/o Suite 905-6, 9th Floor, ICBC Tower, Three Garden Road, Hong Kong.
Citizenship: Each of the Reporting Persons is organized under the laws of Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Items 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Items 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Items 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Items 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement dated July 13, 2026 by and among the Reporting Persons

## Signatures
- TMT General Partner Ltd.: /s/ LIU, Qin, LIU, Qin/Director (07/13/2026)
- Morningside China TMT GP II, L.P.: /s/ LIU, Qin, TMT General Partner Ltd., as its general partner, LIU, Qin/Director (07/13/2026)
- Morningside China TMT Fund II, L.P.: /s/ LIU, Qin, Morningside China TMT GP II, L.P., as its general partner, TMT General Partner Ltd., as its general partner, LIU, Qin/Director (07/13/2026)
- Morningside China TMT Top Up Fund, L.P.: /s/ LIU, Qin, Morningside China TMT GP II, L.P., as its general partner, TMT General Partner Ltd., as its general partner, LIU, Qin/Director (07/13/2026)
- MSVC SPF I GP, L.P.: /s/ LIU, Qin, TMT General Partner Ltd., as its general partner, LIU, Qin/Director (07/13/2026)
- MSVC SPF I, L.P.: /s/ LIU, Qin, MSVC SPF I GP, L.P., as its general partner, TMT General Partner Ltd., as its general partner, LIU, Qin/Director (07/13/2026)